

July 9, 2019

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

> **Re: Indonesia Energy Corporation Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 10, 2019**
> **CIK No. 0001757840**

Dear Mr. Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 as Amended June 28, 2019

Prospectus Summary
Indonesia's Oil and Gas Industry and Economic Information, page 1

1.   Here and throughout your filing you reference statistics and information relevant to your industry. Please revise to specifically attribute the statements to a source. For example, we note your statement that Indonesia has an average GDP "growth of above 5% for the past 10 years based on publicly available information."

Risk Factors
We may not adhere to our proposed drilling schedule, page 20

2. Provide us with your development schedules, indicating for each future annual period and for each category of reserves, the number of gross wells to be drilled, the net quantities of reserves and estimated capital expenditures necessary to convert all of the proved and probable undeveloped reserves disclosed as of December 31, 2018 to developed reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the undeveloped locations in the foregoing annual schedules are part of a development plan adopted by the management including approval by the Board, if such approval is required.

Our business requires significant capital investment...., page 25

3. Your calculation of the standardized measure of discounted future net cash flows on page F-27 indicates that you expect to incur $42.9 million in future development costs relating to the proved reserves disclosed as of December 31, 2018. Tell us how you concluded that there is a reasonable expectation that the required financing will exist to fund these development costs. For example, explain in greater detail your plans to finance capital expenditures through cash generated by your operations and potential future financing arrangements. Refer to Rule 4-10(a)(26) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54

4. You state that your current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet your near term anticipated working capital requirements and capital expenditures. Revise to provide additional disclosure clarifying your liquidity position and describing the anticipated source of funds needed to fulfill your material commitments. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Business
Kruh Block, page 62

5. We have read your response to comment 15 but are unable to locate your expanded disclosure providing an explanation of the material changes in your proved undeveloped reserves that occurred during the year ended December 31, 2018.

In this regard, your explanation should be in sufficient detail to identify the individual factors such as the conversion of proved undeveloped reserves to proved developed status, revisions of the previous estimates of reserves, improved recovery, extensions and discoveries, acquisitions, and divestitures that caused your proved undeveloped reserves to increase from "0" at December 31, 2017 to 1,964,370 barrels of oil at December 31, 2018. To the extent that two or more factors, including offsetting factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation.

The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, changes in contract terms or duration, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal or addition of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements for proved undeveloped reserves under Item 1203(b) of Regulation S-K.

6. Expand the discussion relating to your proved undeveloped reserves to quantify the amount of capital expenditures incurred during the year ended December 31, 2018 to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

7. Expand your disclosure to discuss the progress made during 2018, and any factors that impacted progress in converting proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

8. Your response to comment 13 explains that you have not yet obtained conclusive results on the efficiency of the "electrical stimulation oil recovery method (ESOR)" and whether you will continue its application to the Kruh Block. Tell us the extent that you have assigned proved and/or probable reserves to be recovered using the ESOR recovery method as part of the reserves disclosed as of December 31, 2018. Refer to Rule 4-10(a)(25) of Regulation S-X.

Notes to Consolidated Financial Statements
Supplementary Information for Oil and Gas Producing Activities (Unaudited)
Proved Reserves the Company Expects to Lift in Kruh Block, page F-25

9. Expand the disclosure relating to the changes in the net quantities of total proved reserves to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation other than production, e.g. the changes you have identified relating to the revisions of previous estimates and changes relating to extensions and discoveries for the period ending December 31, 2018. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation.

The disclosure of revisions in the previous estimates of reserves in particular should identify and separately quantify changes due to such unrelated factors as changes caused by commodity prices, changes in contract terms or duration, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal or addition of proved undeveloped locations due to changes in a previously adopted development plan. This comment applies to the reconciliation of the changes in total net proved reserves for the periods ending December 31, 2018 and 2017, respectively. Refer to FASB ASC 932-235-50-5.

10.   The reconciliation of the changes in total gross and net proved reserves for the period ending December 31, 2017 does not appear to address the significant changes, other than production that occurred during the year, e.g. the significant increase in proved developed gross and net reserves from 263,113 to 301,748 gross barrels and from 195,690 to 224,426 net barrels, and the significant decrease in proved undeveloped gross and net reserves from 137,080 to 0 gross barrels and from 101,953 to 0 net barrels. Revise your disclosure to conform to the disclosure requirements pursuant to FASB ASC 932-235-50-5 or tell us why a revision is not necessary.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-26

11.   The disclosure relating to the standardized measure indicates you computed the future cash flows by applying the "previous 12 months average price" to the year-end quantities of proved reserves. Tell us if the average prices you used, as shown in the table on page F-27, were determined in accordance with Rule 4-10(a)(22)(v) of Regulation S-K "as the unweighted arithmetic average of the first-day-of-the-month price for each month within the previous 12 months."

12.   Tell us if the costs associated with the abandonment of your proved undeveloped locations, have been included in the calculation of the standardized measure as of December 31, 2018. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources